[AKAZOO s.a. letterhead]

September 25, 2019

Via EDGAR

Gregory Dundas

Office of Telecommunications
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Akazoo S.A.

Registration Statement on Form F-3

File No. 333-233811

Dear Mr. Dundas:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Akazoo S.A. (the “Company”) hereby requests that the effective time and date of the Company’s Registration Statement on Form F-3 (File No. 333-233811) (the “Registration Statement”) be accelerated to 3:00 p.m., Eastern time, on September 27, 2019 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Mark L. Hanson of Jones Day, at (404) 581-8573.

Please contact Mark L. Hanson at Jones Day at (404) 581-8573 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

Akazoo S.A.

/s/ Apostolos N. Zervos
By: Apostolos N. Zervos
Title: President and Chief Executive Officer

cc:	Bradley C. Brasser, Esq.

Robert B. Barnes, Esq.

Mitchell Day, Esq.

(Jones Day)

Mitchell S. Nussbaum, Esq.

David J. Levine, Esq.

(Loeb & Loeb LLP)